1271 Avenue of the Americas
New York, New York 10020-1401
Tel: +1.212.906.1200 Fax: +1.212.751.4864
www.lw.com

FIRM / AFFILIATE OFFICES
	Beijing	Moscow
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June 17, 2021	Düsseldorf	San Diego
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Milan

VIA EDGAR

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Katherine Bagley; Lilyanna Peyser

Re:	Mister Car Wash, Inc.
Registration Statement on Form S-1
Filed June 2, 2021
File No. 333-256697

Dear Ms. Bagley or Ms. Peyser:

On behalf of Mister Car Wash, Inc., a Delaware corporation (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated June 3, 2021 with respect to the Company’s Registration Statement on Form S-1 (the “Registration Statement”). This letter is being submitted together with an Amendment No. 1 to the Registration Statement, which has been revised to address the Staff’s comments. The bold and numbered paragraph below corresponds to the numbered paragraph in the Staff’s letter and is followed by the Company’s response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

June 17, 2021

Registration Statement on Form S-1 filed June 2, 2021

Cover Page

1.

We note that you have removed disclosure from your cover page related to LGP’s postoffering holdings and control of your corporate decisions. However, it appears that LGP will still own a “significant percentage” of your common stock upon completion of your offering. Therefore, please amend the disclosure on your cover page to disclose that LGP owns and will own a significant percentage of your common stock after this offering, and disclose the significant percentage. Also, please disclose that LGP will have control of your corporate decisions and that, even if LGP owns less than a majority of your common shares, it will be entitled to nominate a certain number of directors pursuant to your Stockholders Agreement, as you disclose in your amended risk factor on page 31.

Response: In response to the Staff’s comment, the Company has revised its disclosure on the cover page of the Registration Statement accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for the Three Months Ended March 31, 2020 and 2021

Cost of Labor and Chemicals, page 57

2.

We note your revised discussion on the changes in Cost of Labor and Chemicals no longer includes the changes resulting from the redesign of your labor model and the shift from interior cleaning services to express exterior cleaning services pursuant to Comment 18 in our comment letter dated April 30, 2021. Please advise.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 58 of the Registration Statement accordingly.

*    *     *

We hope that the foregoing has been responsive to the Staff’s comment and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at 714-755-8008 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Drew Capurro

Drew Capurro
of LATHAM & WATKINS LLP

Enclosures

cc: (via e-mail)

John Lai, Chief Executive Officer, Mister Car Wash, Inc.

Jedidiah Gold, Chief Financial Officer, Mister Car Wash, Inc.

June 17, 2021

Lisa Bossard Funk, General Counsel, Mister Car Wash, Inc.

Gregory P. Rodgers, Latham & Watkins LLP

Benjamin J. Cohen, Latham & Watkins LLP